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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2


     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies


                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]


1.  Investment Company Act File Number:        Date examination completed:

                811-1424                               June 14, 2001

2.  State Identification Number:

AL        AK        AZ       AR       CA       CO
CT        DE        DC       FL       GA       HI
ID        IL        IN       IA       KS       KY
LA        ME        MD       MA       MI       MN
MS        MO        MT       NE       NV       NH
NJ        NM        NY       NC       ND       OH
OK        OR        PA       RI       SC       SD
TN        TX        UT       VT       VA       WA
WV        WI        WY       PUERTO RICO

Other (specify):

3.  Exact name of investment company as specified in registration statement:

                           AIM Equity Funds

4.  Address of principal executive office:
    (number, street, city, state, zip code)

                           11 Greenway Plaza, Suite 100
                           Houston, Texas 77046

INSTRUCTIONS

     This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

     Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.





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                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of
the AIM Equity Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with certain provisions of the Investment Company Act of 1940, about the AIM Equity Funds (consisting of the AIM Aggressive Growth Fund, the AIM Blue Chip Fund, the AIM Capital Development Fund, the AIM Charter Fund, the AIM Constellation Fund, the AIM Dent Demographic Trends Fund, the AIM Emerging Growth Fund, the AIM Large Cap Growth Fund, the AIM Mid Cap Growth Fund, the AIM Weingarten Fund and the AIM Large Cap Basic Value Fund, hereinafter referred to collectively as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act"), as such rules and regulations are amended or interpreted from time to time by the Securities and Exchange Commission ("SEC"), as of January 16, 2001, April 25, 2001 and June 14, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 16, 2001, April 25, 2001 and June 14, 2001, and with respect to agreement of security purchases and sales, for the period from January 16, 2001 (the date of our first examination), through June 14, 2001:

o Confirmation of the number of shares of beneficial interest of the Short-Term Investments Co. ("STIC") Prime Portfolio and the STIC Liquid Assets Portfolio owned by each of the Funds according to the records of A I M Fund Services, Inc., a registered transfer agent, which uses book entry method of accounting for securities;

o Reconciliation of all such shares of beneficial interest as confirmed by A I M Fund Services, Inc. to the books and records of the Funds.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as such rules and regulations are amended or interpreted from time to time by the SEC, as of January 16, 2001, April 25, 2001 and June 14, 2001 with respect to the securities of the STIC Prime Portfolio and the STIC Liquid Assets Portfolio reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the SEC and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP
HOUSTON, TX
September 26, 2001

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    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of AIM Equity Funds (consisting of the AIM Aggressive Growth Fund, the AIM Blue Chip Fund, the AIM Capital Development Fund, the AIM Charter Fund, the AIM Constellation Fund, the AIM Dent Demographic Trends Fund, the AIM Emerging Growth Fund, the AIM Large Cap Growth Fund, the AIM Mid Cap Growth Fund, the AIM Weingarten Fund and the AIM Large Cap Basic Value Fund, hereinafter referred to collectively as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940, as such rules and regulations are amended or interpreted from time to time by the Securities and Exchange Commission ("SEC"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 16, 2001, April 25, 2001 and June 14, 2001, and from January 16, 2001 through the period ended June 14, 2001, with respect to the Funds' investment in the Short-Term Investments Co. ("STIC") Prime Portfolio and the STIC Liquid Assets Portfolio.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as such rules and regulations are amended or interpreted from time to time by the SEC, as of January 16, 2001, April 25, 2001 and June 14, 2001, and from January 16, 2001 through June 14, 2001, with respect to securities of the STIC Prime Portfolio and the STIC Liquid Assets Portfolio reflected in the investment accounts of the Funds.


A I M Advisors, Inc.



By:   /s/ DANA R. SUTTON
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      Dana R. Sutton

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      Vice President and Fund Treasurer

      January 3, 2002
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      Date